August 15, 2005

Fax (212) 937-3670
Room 4561

Jeffrey A. Tischler
Chief Financial Officer
Acies Corporation
14 Wall Street, Suite 1620
New York, NY 10005

      RE: Acies Corporation
              Form 10-KSB for Fiscal Year Ended March 31, 2005
              File No. 000-49724

Dear Mr. Tischler:

We have reviewed the above referenced filing and have the following comments. We have limited our review to these issues we have addressed in our comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-6

1.   We note your disclosure on page 4 that the Company is a Strategic Partner of Paymentech LP and a registered member service provider of JP Morgan Chase Bank. Describe in detail the services provided under each of these arrangements. Also provide your revenue recognition policy under each of these arrangements. If EITF 99-19 is the accounting literature you are applying then provide a detailed analysis of your consideration for each of the factors in paragraphs 7 – 17 of EITF 99-19 in determining whether to account for such sales on a gross or net basis.

2.   We note your disclosures in Note 6 that the Company entered into a 3 year *marketing* agreement with Chase Merchant Services in which Chase provides the merchant services and the Company is responsible for marketing such services. Tell us if the revenues recognized under this arrangement are from merchant services or marketing services and explain how you determined that such recognition was appropriate. Also, provide a detailed analysis of the specific accounting literature you are applying to these arrangements.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information under the Exchange Act and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202)-551-3459 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief